SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2010
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2010	EKSPORTFINANS ASA
	By:	/s/ GISELE MARCHAND
		Name:	Gisele Marchand
		Title:	President and Chief Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated January 28, 2010.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.

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Press release
January 28, 2010
Ivar Slengesol is appointed EVP of Eksportfinans responsible for new business area
Ivar Slengesol (35 years old) has been appointed new EVP and Director in Eksportfinans, responsible for the company’s development of business opportunities within new energy, infrastructure and environmental projects. He comes from the position as CEO of the offshore wind company OceanWind.
Ivar Slengesol has several years of experience within development of wind power in different companies such as Shell and Ocean Wind. Previous working experience also includes seven years in different positions at the World Bank in Washington DC and Paris. There he worked with global parliamentary relations, media relations and research projects within economics, politics and energy issues. Ivar Slengesol has an MBA from IMD International in Lausanne, Switzerland (2006), and has also studied at Johns Hopkins University SAIS in Washington DC and University of South Carolina.
After a strategy process in Eksportfinans it has been decided that long-term financing to companies/projects within renewable energy, environment and infrastructure will be a new business area.
- We experienced great interest for this new position and received several applications. Ivar Slengesol has diversified and relevant background and strengthens our possibilities to succeed within the new business area. We are very pleased to have Mr. Slengesol as a new member of our team, says President and CEO Gisele Marchand. He will commence no later than May 1, 2010.
For further information, please contact:
President and CEO Gisele Marchand, tel: +47 41 51 74 89,
e-mail: gma@eksportfinans.no
EVP Director of Staff/ Head of Communications Elise Lindbæk,
tel: + 47 22 01 22 64, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

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